SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 24 October 2003


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 23 October 2003 re:  Disposal



157/03                                                           23 October 2003


LLOYDS TSB GROUP ANNOUNCES SALE OF THE NATIONAL BANK OF

NEW ZEALAND

Lloyds TSB Group has agreed the sale of its subsidiary, NBNZ Holdings Limited ("NBNZ"),. comprising the Group's New Zealand banking and insurance operations, to Australia and New Zealand Banking Group Limited for the equivalent of GBP2.25 billion. This consists of a pre-close dividend from NBNZ equivalent to approximately GBP200 million and a cash consideration equivalent to some GBP2.05 billion. The net asset value at 30 June 2003 of the businesses sold, excluding goodwill, was some GBP930 million. NBNZ contributed GBP149 million to Group attributable profit in 2002.

Subject to completion, which is expected in early December 2003, an estimated profit after tax of some GBP1.1 billion, based on NBNZ net assets at 30 June 2003, will be recognised in the profit and loss account of Lloyds TSB Group for the year ending 31 December 2003. This is after writing off goodwill of approximately GBP200 million, GBP20 million of which has previously been charged to reserves, and disposal costs. The Group's reserves will increase by approximately GBP1.1 billion. NBNZ's risk-weighted assets as at 30 June 2003 were GBP10.1 billion.

Upon completion, the Board will consider its options for the application of the sale proceeds, which include supporting business growth, some strengthening of capital ratios, and other means of enhancing shareholder value, including the purchase of Group shares.

Eric Daniels, Lloyds TSB Group Chief Executive, said:

"Having conducted a strategic review of NBNZ and its prospects, we have concluded that a sale of the business at this time is in the best interest of the Group. The sale of NBNZ continues the process of managing the Group's business portfolio to focus on our core franchise."





                                    - ends -



For further information:

Investor Relations

Michael Oliver                               +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Ian Gordon                                   +44 (0) 20 7356 1264
Senior Manager, Investor Relations
E-mail: ian.gordon@ltsb-finance.co.uk



Media

Terrence Collis                              +44 (0) 20 7356 2078
Director of Group Corporate Communications
E-mail: terrence.collis@lloydstsb.co.uk

Mary Walsh                                   +44 (0) 20 7356 2121
Head of Media Relations
E-mail: mary.walsh@lloydstsb.co.uk


FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     24 October 2003